UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 001-13769

Chittenden Corporation
Incentive Savings and Profit Sharing Plan
(Full Title of the Plan)

CHITTENDEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

Two Burlington Square
Burlington, Vermont 05402
(Address of principal executive office)

Total Number of Pages in File: 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chittenden Corporation Incentive
Savings and Profit Sharing Plan

Date 6-28-07

By /s/ Debra S Dayman
Debra Sailer Dayman
Vice President
Corporate Benefits Program Manager

Date 6-28-07

By /s/ Cathy Messier
Cathy Messier
Vice President
Corporate Controller

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Schedule
(With Independent Auditors' Report)

December 31, 2006 and 2005

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2006 and 2005

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Chittenden Corporation
Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan at December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The 2006 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2006 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

McSoley McCoy & Co

June 28, 2007
VT Reg. No. 92-349

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets:		
Investments, at fair value (Note 3):		
Corporate stock - Chittenden Corporation, plan sponsor (Note 5)	$ 28,893,561	$ 27,590,023
Mutual funds	79,026,998	67,373,064
Common collective trust	13,716,213	-
Money market funds	-	13,416,950
Total investments at fair value	121,636,772	108,380,037
Other investments at contract value (Note 3)	-	47,742
Participant loans at face value (Note 3)	2,481,108	2,373,950
Total investments	124,117,880	110,801,729
Receivables:		
Due from brokers	-	368
Employer contribution receivable	4,901,548	833,604
Total receivables	4,901,548	833,972
Cash and cash equivalents	-	123,969
Total assets	129,019,428	111,759,670
Liabilities:		
Due to brokers	-	116,366
Contributions and loan repayment pending allocation	-	114,069
Participant loans payable	-	9,900
Total liabilities	-	240,335
Net assets available for plan benefits	$ 129,019,428	$ 111,519,335

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2006

	Participant Directed		Non-Participant Directed	
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net appreciation in fair value of investments (Note 3)	$ 8,316,509	$ -	$ -	$ 8,316,509
Interest and dividend income	4,948,373	-	-	4,948,373
Total investment income	13,264,882	-	-	13,264,882
Contributions:				
Participant contributions	6,778,950	-	-	6,778,950
Employer contributions	6,354,236	-	-	6,354,236
Total contributions	13,133,186	-	-	13,133,186
Loan repayments	1,082,166	(1,082,166)	-	-
Total additions, net	27,480,234	(1,082,166)	-	26,398,068
Deductions:				
Deductions from net assets attributed to:				
Other investments at contract value (Note 3)	-	-	(47,742)	(47,742)
Benefits paid to participants	(8,722,765)	(127,468)	-	(8,850,233)
Loans to participants	(1,316,792)	1,316,792	-	-
Total additions (deductions)	(10,039,557)	1,189,324	(47,742)	(8,897,975)
Net increase (decrease) for the year	17,440,677	107,158	(47,742)	17,500,093
Net assets available for plan benefits:				
Beginning of the year	109,097,643	2,373,950	47,742	111,519,335
End of the year	$ 126,538,320	$ 2,481,108	$ -	$ 129,019,428

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2005

	Participant Directed		Non-Participant Directed	
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (Note 3)	$ (1,539,490)	$ -	$ (3,821)	$ (1,543,311)
Interest and dividend income	5,403,853	-	-	5,403,853
Total investment income	3,864,363	-	(3,821)	3,860,542
Contributions:				
Participant contributions	6,712,477	-	-	6,712,477
Employer contributions	2,214,252	-	-	2,214,252
Total contributions	8,926,729	-	-	8,926,729
Loan repayments	1,012,261	(1,012,261)	-	-
Total additions, net	13,803,353	(1,012,261)	(3,821)	12,787,271
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(6,890,868)	(140,184)	-	(7,031,052)
Loans to participants	(1,182,011)	1,182,011	-	-
Total additions (deductions)	(8,072,879)	1,041,827	-	(7,031,052)
Net increase (decrease) for the year	5,730,474	29,566	(3,821)	5,756,219
Net assets available for plan benefits:				
Beginning of the year	103,367,169	2,344,384	51,563	105,763,116
End of the year	$ 109,097,643	$ 2,373,950	$ 47,742	$ 111,519,335

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a) General - The Plan is a qualified profit sharing 401(k) plan covering substantially all employees of the Chittenden Corporation (the "Employer") and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Contributions - Participants make voluntary employee salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants' basic contributions are from 2% to 6% of compensation. Participants may make additional supplementary contributions of up to 20% of compensation. A participant's annual contribution may not exceed established IRS limits.

The Employer will match 35% of an employee's basic contribution. The Employer may also make annual additional matching contributions to those who are active employees at the end of the year at the discretion of Chittenden Corporation Board of Directors. The discretionary matching contributions are initially invested in either cash or the Chittenden Corporation Stock Fund. Participants may reallocate the contribution to other investment choices immediately upon receipt. Forfeitures, if any, are used to reduce the Employer's contribution.

Employees may make rollover contributions on approval of the Plan Administrator.

As part of Chittenden's change in the design of its retirement program, the plan was amended effective January 1, 2006 to provide core and transition contributions. Core and transition contributions are employer contributions that will be made on behalf of a participant only if the employee completes 1,000 hours of service and is employed as of the last day of the Plan Year.

The core contribution will be made regardless of the level of employee contributions and will be equal to a percentage of a participant's eligible pay based on the participant's benefit service in accordance with the following table:

Year of Service on December 31	Contribution % (up to the Wage Base)	Contribution % (over to the Wage Base)
Less than 5	2.0%	4.0%
5-9	3.0	6.0
10-14	4.0	8.0
15-19	5.5	10.5
20-24	7.0	12.0
25 or more	8.5	13.5

The social security wage base was $94,200 for 2006 and will be $97,500 for 2007.

Employees are eligible for additional transition contributions if, at December 31, 2006, they have at least 5 years of eligible benefit service and are active participants in the Chittenden Pension Account Plan. The amount of the transition contribution shall be the excess, if any, of the annual pay credit that would have been allocated to the participant under the Chittenden Pension Account Plan had that plan not been frozen over the core contribution made on behalf of the participant (as described above).

Description of Plan (continued)

Employees are fully vested in the core and transition contributions once they complete five or more years of service. The contributions also become fully vested upon the employee's attainment of normal retirement age, employee's death or termination of the plan.

(c) Participant Accounts - Each participant's account is credited with the participant's basic and supplementary contributions, any rollover, after-tax, or ESOP contributions and his or her allocation of (a) the Employer's contribution; and (b) investment earnings attributable to such contributions. The allocation of the Employer's contribution is based on participants' basic contributions. The allocation of the Plan's earnings is based on participants' account balances. Matching contributions are automatically invested in accordance with the participant's investment direction for his or her account.

(d) Vesting - Employee, employer and rollover contributions are 100% vested when made.

(e) Participant Loans and Withdrawals - After one year of participation, employees may borrow an amount of up to 50% of their vested account balance up to a maximum of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions over a maximum 5-year term or up to a 10-year term if used for the purchase of a primary residence. The interest rate on employee loans is the rate as of the date of the first business day of the month before the loan is originated. In-service withdrawals are permitted at any time from a participant's after-tax or rollover account, or from his or her entire vested account after attainment of age 59 ½. A participant may request a financial hardship withdrawal from his or her pre-tax contribution account prior to age 59 ½ in accordance with IRS rules.

(f) Payment of Benefits - Upon termination of service for other than death, disability or retirement, a participant's vested portion of his or her account may be paid in a lump sum, may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reaches age 65.

Distribution of a participant's entire account balance in the Plan will be made upon death, disability, retirement or other termination of service. Distributions will be made to the participant or to the participant's designated beneficiary in a lump sum payment unless deferral of payment is elected.

Payments may be made in cash or, with respect to the portion of the participant's account invested in Chittenden Corporation stock, in a combination of cash and shares of Chittenden Corporation stock based on market value.

(g) Administrative Expenses - Although administrative expenses may be paid from Plan assets, such expenses are generally paid by the Plan sponsor.

(h) Income Tax Status - The Plan obtained its latest determination letter on February 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(b) Investments and Investment Income

Investments are maintained by the Plan trustee, Chittenden Trust Company, and are reported at fair value. The fair value of participant directed investment assets, which includes all investments other than insurance contracts and participant loans receivable, are measured by quoted prices in an active market. Participant loans receivable are valued at face amount, which approximates fair value. The guaranteed investment accounts are recorded at their contact amount, which approximates fair value.

(c) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Risks and Uncertainties

The Plan provides for investments in various securities including Chittenden Corporation common stock. These investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Accrual Basis

The financial statements of the Plan are presented using the accrual method of accounting.

(g) New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Statement 157 does not require any new fair value measurements, but clarifies and standardizes some divergent practices that have emerged since prior guidance was issued. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact.

(h) Forfeitures

At December 31, 2006 and 2005, the forfeited nonvested accounts that were unallocated to participants totaled $74,295 and $167,188, respectively. These accounts will be used to reduce future employer contributions. Also in 2006 and 2005 employer contributions were reduced by $12,163 and $93,771 from nonvested accounts forfeited.

(3) Investments

Upon enrollment in the Plan, a participant may direct employee and sponsor matching contributions into various investment options. A description of the participant directed investment fund options available during 2006 follows:

(a) Federated U.S. Government Securities 2-5 Year Fund - The investment purpose is to realize relatively stable current income through a high-quality, professionally managed portfolio of U.S. government securities. The fund is appropriate for investors whose goals include greater stability of principal and higher current income than can be expected from investing only in common stocks.

(b) Chittenden Corporation ER Stock Fund - The principal aim is to participate in the growth of the Plan sponsor, Chittenden Corporation and its subsidiaries through investment in its common stock. Invested capital will vary directly with the price of Chittenden Corporation stock, which trades on the New York Stock Exchange under the symbol CHZ.

(c) Baron Growth Fund - The fund invests in both equity and debt securities. The equity portion consists mainly of common stocks and stock-related investments issued by companies with market capitalizations between $100 million and $2 billion. The fund may invest up to 25% of assets in debt rated below investment-grade.

(d) American Funds EuroPacific Growth Fund - The fund seeks long-term growth of capital. It invests primarily in securities of issuers located in Europe and the Pacific Basin.

(e) American Funds Growth Fund of America - The fund seeks long-term growth of capital through a diversified portfolio of common stocks. The fund may also hold cash or money market instruments.

(f) Federated Max-Cap Index Trust Fund - The fund seeks investment results that correspond with the aggregate price and dividend performance of publicly traded common stocks as represented by the S + P 500 Index.

(g) Goldman Sachs Mid Cap Value - The fund seeks long-term capital appreciation. The fund invests primarily in mid-cap issuers with public stock; it may invest up to 25% of its net assets in foreign securities.

(h) Munder MidCap Core Growth A - The fund's goal is to provide long term capital appreciation, by investing at least 80% of its assets in the equity securities of mid capitalization companies.

(i) T.Rowe Price Personal Strategy - This funds primary emphasis is on capital growth and a secondary on income. The fund accomplishes by investing in about 80% stocks and 20% bonds and money markets securities.

(j) Allianz NFJ Dividend Value A - The fund seeks current income as a primary objective and long-term growth of capital as the second objective. This fund normally invests in 80% in equity securities that pay or are expected to pay dividends.

(k) Van Kampen Equity & Income - The fund's objective is to seek the highest possible income consistent with safety of principal. Long-term growth of capital is an important secondary investment objective. These goals are accomplished by investing in primarily income producing equity instruments.

Investments (continued)

(l) Vanguard Wellesley Income Fund - This fund seeks to provide long-term growth of income and a sustainable level of current income. The fund invests approximately 60% to 65% of its assets in investment grade fixed income securities. The remaining 35% to 40% are invested in common stocks of companies that have a history of above average dividends.

(m) Federated Total Return Bond Instl Svc - This fund seeks to provide total return by investing in fixed income securities.

(n) Davis New York Venture Fund A - The investment seeks long-term growth of capital. The fund invests the majority of assets in equity securities issued by large companies with market capitalizations of at least $10 billion.

(o) Federated Capital Preservation Fund - This fund seeks stability of principal and high current income for qualified retirement plan investors. The fund seeks to outperform money market funds in a normal yield curve environment. The fund attempts to maintain a stable unit value of $10.

Guaranteed investment accounts at New England Financial totaled $47,742 at December 31, 2005 have been classified as non-participant directed investments. These insurance contracts were transferred into the Plan during the merger of the Pomerleau Agency, Inc. Profit Sharing Plan into the Chittenden Plan during 2000. After the transfer into the Plan, participant and employer contributions were no longer allowed to be invested in the contracts.

Investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005 are as follows:

	2006	2005
Chittenden Corporation: (941,464 shares in 2006 and 992,090 in 2005)	$ 28,893,561	$ 27,590,023
Federated U.S. Government Securities 2 - 5 year Fund: (604,081 shares in 2006 and 681,626 shares in 2005)	6,560,318	7,477,437
Goldman Sacs Mid Cap Value- Service: (271,160 shares in 2006)	10,390,847	-
Davis New York Venture Fund – A: (207,557 shares in 2006)	7,995,115	-
American Funds Growth Fund of America: (554,479 shares in 2006, and 451,726 shares in 2005)	18,109,282	13,858,963
Baron Growth Fund: (203,420 shares in 2006, and 189,713 shares in 2005)	10,146,581	8,612,981
American Funds Europacific Growth Fund: (201,095 share in 2006, and 152,712 shares in 2005)	9,246,340	6,204,672
Federated Capital Preservation Fund: (1,364,129 units in 2006)	13,716,213	-
Federated Automated Cash Management: (13,416,936 units in 2005)	-	13,416,950

Investments (continued)

Net appreciation (depreciation) in the fair value of investment securities during the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Corporate stock	$ 2,828,296	$ (854,082)
Insurance contracts	-	(3,821)
Mutual funds	5,488,213	(685,408)
	$ 8,316,509	$ (1,543,311)

(4) Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

(5) Related Party Transactions

At December 31, 2006 and 2005, participant directed investments included $28,893,561 and $27,590,023 of Chittenden Corporation common stock. Chittenden Corporation is the Plan Sponsor. These amounts represent 22% and 24% of the net assets available for plan benefits at December 31, 2006 and 2005, respectively. This concentration of investment in stock of the Plan sponsor could potentially expose the Plan to more risk.

(6) Withdrawing Participants

All participants who have withdrawn from the Plan and requested their benefits have been paid as of December 31, 2006.

(7) Subsequent Events

On May 31, 2007, Chittenden Corporation completed its acquisition of Merrill Merchants Bancshares, Inc. ("Merrill"), a commercial bank headquartered in Bangor, Maine. Merrill presently operates eleven banking offices in Kennebec, Penobscot, and Somerset counties in Maine.

On June 27, 2007, People's United Financial Inc. acquired Chittenden Corporation. The acquisition is expected to close in the first quarter of 2008.

The Company is in the process of evaluating the impact of these two events on the Plan.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Plan Sponsor : Chittenden Corporation

Administrator's EIN: 03-0228404
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	American Funds Europacific Growth Fund	201,094.842 shares		$ 9,246,340
	Baron Growth Fund	203,419.822 shares		10,146,581
	Goldman Sachs Mid Cap Value - Service	271,159.882 shares		10,390,847
	Munder MidCap Core Growth A	18,817.524 shares		473,074
	American Funds Growth Fund of America	554,478.940 shares		18,109,282
	Davis New York Venture Fund - A	207,557.498 shares		7,995,115
	Federated Max-Cap Index Trust Fund	79,742.998 shares		2,078,900
	T. Rowe Price Personal Strategy Growth	12,264.991 shares		311,040
	Alliance NFJ Dividend Value A	350,783.430 shares		5,980,857
	Van Kampen Equity & Income Fund - R	685,492.475 shares		6,279,111
	Vanguard Wellesley Income Fun	30,025.405 shares		654,554
	Federated U.S. Government Securities 2-5 Year I	604,080.885 shares		6,560,318
	Federated Total Return Bond Instl Svc	75,994.252 shares		800,979
	Federated Capital Preservation Fund	1,364,123.824 units		13,716,213
*	Chittenden Corporation Stock Fund	941,464.267 shares		28,893,561
*	Participant Loans	5.25% - 11.50%	-	2,481,108
				$ 124,117,880

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Exhibit A

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-80747 and 333-87586), S-4 (No. 333-102123 and 333-140896) and Form S-8 (Nos. 333-124270, 333-81197, 333-90780, 333-63624, and 333-25531) of Chittenden Corporation of our report dated June 28, 2007 appearing in this Annual Report on Form 11-K of the Chittenden Corporation Incentive Savings and Profit Sharing Plan for the year ended December 31, 2006.

McSoley McCoy & Co.

June 28, 2007
South Burlington, Vermont
VT Reg. No. 92-349

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

June 28, 2007

To the Audit Committee
Chittenden Corporation

We have audited the financial statements of the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the Plan) for the year ended December 31, 2006, and have issued our report thereon dated June 28, 2007. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Auditing Standards Generally Accepted in the United State of America

As stated in our engagement letter dated October 24, 2006, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with accounting principles generally accepted in the United States of America. Because an audit is designed to provide reasonable, but not absolute assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of the Plan. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Plan are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of the existing policies was not changed during fiscal year 2006. We noted no transactions entered into by the Plan during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. Management estimates the fair value of Plan investments using quoted market prices in an active market. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Plan's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, either individually or in the aggregate, indicate matters that could have a significant effect on the Plan's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Plan's financial statements or a determination on the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention as Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Plan's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Audit Commitment and management of the Chittenden Corporation Incentive Savings and Profit Sharing Plan and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McSoley McCoy & Co.

McSoley McCoy & Co.

END